FORM 10-C

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Report by issuer of securities quoted on The Nasdaq Stock market, filed pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

EXACT NAME OF ISSUER AS SPECIFIED IN CHARTER:
     California Community Bancshares Corporation
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ADDRESS OF PRINCIPAL EXECUTIVE OFFICES:
     555 Mason Street, Suite 280, Vacaville, CA 95688
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ISSUER'S TELEPHONE NUMBER (INCLUDING AREA CODE):
     (707) 448-1200
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I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

     1. Title of security: Common Stock
     2. Number of shares outstanding before the change:  967,902
     3. Number of shares outstanding after the change: 1,042,460
     4. Effective date of change: 04/18/97
     5. Method of change - Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

        Stock Options Exercised and Debenture Conversions
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Give brief description of transaction:

II.  CHANGE IN NAME OF ISSUER
     1. Name prior to change: N.A.
     2. Name after change: N.A.
     3. Effective date of charter amendment changing name: N.A.
     4. Date of shareholder approval of change, if required: N.A.


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DATE                OFFICER'S SIGNATURE AND TITLE


October 1994, The Nasdaq Stock Market, Inc. All rights reserved.
The Nasdaq Stock Market is a service mark of The Nasdaq Stock
Market, Inc.